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                              March 11, 2024

       Eli Kalif
       Executive Vice President, Chief Financial Officer
       TEVA PHARMACEUTICAL INDUSTRIES LTD
       124 Dvora HaNevi'a St.
       Tel Aviv, Israel 6944020

                                                        Re: TEVA PHARMACEUTICAL
INDUSTRIES LTD
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 12,
2024
                                                            File No. 001-16174

       Dear Eli Kalif:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis
       Non-GAAP Net Income and Non-GAAP EPS Data, page 78

   1. Please address the following regarding your disclosures in the 10-K and 8-K furnished on
                                                        January 31, 2024:
                                                            Quantify for us the
significant components of the adjustments for "Contingent
                                                            consideration",
"Other non-GAAP items" and "Corresponding tax effects and unusual tax items". Tell us
why you believe the adjustments are consistent with Regulation
                                                            G, Item 10(e) of
Regulation S-K, and C&DI 100.01.
                                                            For the
Corresponding tax effects and unusual tax items you state the amount includes a portion
of the realization of a loss related to an investment in one of your subsidiaries.
Please tell us the amount of the loss, whether that is the only adjustment not related to
corresponding tax effects, and if the related loss is included as an adjustment as well.
                                                            Tell us why
presenting Adjusted EBITDA in the narrative discussion of your
 Eli Kalif
TEVA PHARMACEUTICAL INDUSTRIES LTD
March 11, 2024
Page 2
              earnings release prior to the presentation of net income is consistent with Item
              10(e)(1)(i) of Regulation S-K and C&DI 102.10.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.



FirstName LastNameEli Kalif              Sincerely,
Comapany NameTEVA PHARMACEUTICAL INDUSTRIES LTD
                                         Division of Corporation Finance
March 11, 2024 Page 2                    Office of Life Sciences
FirstName LastName